UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                JANUARY 24, 2005

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES 2004 ANNUAL RESULTS

THREE-FOLD INCREASE IN REVENUE; SIGNIFICANT REDUCTION IN CASH BURN; ALL PRODUCT PROGRAMS ON TARGET

LEIDEN, THE NETHERLANDS, JANUARY 24, 2005 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) TODAY ANNOUNCED ITS 2004 FINANCIAL RESULTS. REVENUE FOR THE YEAR ENDED DECEMBER 31, 2004 WAS (EURO) 22.6 MILLION (US$ 30.9 MILLION), REPRESENTING A THREE-FOLD INCREASE OVER THE (EURO) 7.4 MILLION (US$
10.1 MILLION) REPORTED IN 2003. CASH BURN WAS (EURO) 10.5 MILLION (US$ 14.3 MILLION), LESS THAN HALF THE CASH BURN OF (EURO) 23.4 MILLION (US$ 32.0 MILLION) RECORDED IN 2003.

"The past year was our strongest in four years as a public company," noted Ronald H.P. Brus, MD, Crucell's President and Chief Executive Officer. "We achieved all key product development milestones, added several new partners, including sanofi aventis for the next-generation flu vaccine, broadened the licensing base for our cell-based manufacturing technology, and secured the involvement of Genentech in evaluating the STAR(TM) technology we acquired last year. All of this adds to our confidence that 2005 will provide significant opportunities for continued growth," he continued. "While maintaining our focus on our vaccine development, we plan to enter into further development initiatives as strategic opportunities arise. We will continue to seek potential strategic partners. In addition, we may seek other sources of external funding to finance these initiatives, which may include a modest capital raising."

Net loss in 2004 dropped to (euro) 21.3 million (US$ 29.1 million), compared to
(euro) 23.4 million (US$ 31.9 million) in 2003, even allowing for a (euro) 3.9 million (US$ 5.3 million) increase in research and development expenses in line with the stepping up of core programs. AT December 31, 2004 cash and cash equivalents stood at (euro) 76.7 million (US$ 104.7 million). These cash reserves, combined with ongoing revenues received from technology licensing contracts, selective external funding of programs and government grants, are considered adequate to fund the Company's existing vaccine development programs until break-even.

Crucell's Chief Financial Officer Leonard Kruimer commented: "Our financial results reflect the strength of the Company's business model. The key priority for 2005 is to bring our vaccine programs into clinical trials. Our financial management strategy, proven ability to attract the best partners, and our careful control over cash burn make it clear we are ideally placed to bring our plans to fruition."

FULL YEAR 2004 HIGHLIGHTS

* INFLUENZA: sanofi aventis (formerly Aventis Pasteur) and Crucell announced a strategic agreement to develop and commercialize novel PER.C6(R)-based influenza vaccines. Clinical trials are set to begin in the third quarter of 2005.

* WEST NILE: The State of Israel granted market authorization for a West Nile virus veterinary vaccine for geese developed by Crucell together with the Israeli Kimron Veterinary Institute; clinical trials of Crucell's human West Nile virus vaccine are set to begin during the fourth quarter of 2005, with agreement reached with the Netherlands Vaccine Institute (NVI) for the manufacture of the clinical trial vaccine lots at the NVI's new BSL-3 plant.

* MALARIA: The National Institute of Allergy and Infectious Diseases (NIAID) at the US National Institutes of Health (NIH) agreed to support the development of Crucell's candidate Malaria vaccine. Monkey trial data announced in November 2004 showed excellent immune responses for Crucell's AdVac(R)-based vaccine. Clinical trials are set to begin in 2006.

* EBOLA: Experiments performed by the Vaccine Research Center (VRC) of the US National Institutes of Health (NIH) and the US Army Medical Research Institute of Infectious Diseases (USAMRIID) demonstrated that a single dose of Crucell's PER.C6(R)-based vaccine protects macaque monkeys from Ebola infection. Clinical trials are set to begin during the fourth quarter of 2005.

* AIDS: Crucell and the International AIDS Vaccine Initiative (IAVI) signed an exclusive license agreement to develop an AIDS vaccine based on Crucell's AdVac(R) technology. Meanwhile, Merck's PER.C6(R)-based HIV vaccine progressed to the next phase of clinical trials, thereby delivering a milestone payment to Crucell.

* RABIES: Crucell discovered an anti-rabies antibody product using its MAbstract(R) technology. The antibody product has proven effective in protecting hamsters against a lethal rabies challenge. Results of an evaluation of how to proceed with development will be announced in the second quarter of 2005.

* SARS: The Lancet medical journal published the results of a study demonstrating that a human monoclonal antibody, discovered with the use of Crucell's MAbstract(R) technology and produced on the PER.C6(R) cell line, was able to effectively protect ferrets from SARS.

* TUBERCULOSIS: Crucell and the Aeras Global TB Vaccine Foundation announced a new collaboration on the preclinical and clinical development of candidate tuberculosis (TB) vaccines. Proof-of-concept trial results will be announced in the second quarter of 2005.

* CHROMAGENICS STAR(TM): Crucell completed the acquisition of ChromaGenics B.V., adding its STAR(TM) technology to Crucells' protein production business. In a Genentech-funded joint evaluation program, Genentech and Crucell are currently investigating whether STAR(TM) technology can increase the production yields of Genentech's proprietary systems.

* IN THE CLINIC: AME/Eli Lilly took the first antibody produced on PER.C6(R) technology to clinical trials in the US.

* DSM MILESTONE: Crucell and DSM Biologics achieved the first development milestone pertaining to their protein production collaboration, with the joint development program demonstrating industry-high yields;

* LICENSING: New PER.C6(R) licensing deals were secured by the Crucell-DSM alliance with Biogen Idec, PanGenetics, Merus, Chiron, GSK, Synergenics LLC/Synco BioPartners Investments, MorphoSys and Micromet; Crucell signed further PER.C6(R) deals with NeoTropiX Inc, ML Laboratories, Wyeth, Vaxin, Merial, Edwards Life Sciences and Chiron.

* MIDKAP: Based on full-year 2004 turnover of shares, Crucell was selected by Euronext Indices B.V. as a candidate for inclusion in the Amsterdam Midkap
(AMX) index.

* INTELLECTUAL PROPERTY: Crucell brought its European patent position in line with its position in the US, securing European patents for PER.C6(R) and AdVac(R) technology. The first legal proceedings regarding infringement of the PER.C6(R) patent were subsequently launched against CEVEC. A further European Patent was added in January 2005 specifically relating to the application of PER.C6(R) for vaccines.

* SUPERVISORY BOARD: Mr. Jan Pieter Oosterveld was appointed to Crucell's Supervisory Board by shareholders. Mr. Domenico Valerio, the Company's founder and former President & Chief Executive Officer, will continue to serve the Company in an advisory role with an emphasis on investor- and public -relations, and not as a member of the Supervisory Board. The Priority Share Foundation Crucell N.V. is pleased to nominate Mr. Arnold Hoevenaars RA as independent Supervisory Board member. The Company shall seek shareholders' approval for his appointment at the Company's next Annual General Meeting on June 2, 2005. Mr. Hoevenaars brings strong financial and accounting experience to the board. He is a chartered accountant and his previous positions include, among others, Chairman of the Management Board of the Achmea Group, Chairman of the Board of Directors and Chairman/CEO of the Executive Board of Eureko B.V. and member of the Management Board and Chief Financial Officer of Royal Boskalis Westminster N.V.

* MANAGEMENT: Mr. Ronald H.P. Brus MD was appointed as the new President, CEO and Chairman of the Management Board of Crucell at the Annual General Meeting of Shareholders on June 3, 2004. In addition, CSO Mr. Jaap Goudsmit MD PhD, and CFO Mr. Leonard Kruimer CPA, were appointed as members of the Company's Management Board.

KEY FIGURES 2004

((EURO) MILLION, EXCEPT NET LOSS PER SHARE)

                                                               %
                                                    2004     CHANGE       2003
Revenue                                             22.6      +205%        7.4
Net loss                                           (21.3)     (9.0%)     (23.4)
Net loss per share (basic and diluted)             (0.59)     (9.2%)     (0.65)

Cash and cash equivalents on December 31            76.7      (-12%)      87.2

DETAILS OF THE FINANCIAL RESULTS FULL YEAR 2004

REVENUE

Crucell's revenue for the year 2004 was (euro) 22.6 million (US$ 30.9 million), compared to (euro) 7.4 million (US$ 10.1 million) in 2003. Licensing revenue in 2004 amounted to (euro) 12.4 million (US$ 17.0 million), representing a significant increase on the figure of (euro) 4.8 million (US$ 6.5 million) recorded in 2003.

Service fees increased to (euro) 5.7 million (US$ 7.8 million) in 2004 compared to (euro) 0.4 million (US$ 0.6 million) in 2003. This is a new line item added to the external reporting of Crucell's financial results and relates to work performed together with or on behalf of licensees or partners and funded by those licensees or partners.

Government grants and other revenues increased to (euro) 4.5 million (US$ 6.1 million) from (euro) 2.2 million (US$ 3.0 million). This growth largely reflects success in obtaining government grants to fund development programs.

EXPENSES AND RESULTS

Total research and development expenses in 2004 were (euro) 26.1 million (US$
35.7 million), compared to (euro) 22.3 million (US$ 30.4 million) in 2003, the increase mainly relating to increased R&D staffing levels and laboratory expenses. This reflects the scaling up of the Company's core activity.

Selling, general and administrative (SG&A) expenses in 2004 were (euro) 14.7 million (US$ 20.1 million), compared to (euro) 7.6 millioN (US$ 10.4 million) in 2003. This increase was primarily driven by increases in non-cash expenses of
(euro) 4.8 million (US$ 6.5 million). Non-cash expenses consisted of a (euro)
3.1 million (US$ 4.2 million) increase in warrant expenses as a result of share price increases, and a (euro) 1.7 million (US$ 2.3 million) non-cash increase in compensation expense. This is related to a one-time, non-cash reductioN OF compensation expenses in 2003. The remaining (euro) 2.3 million (US$ 3.1 million) increase in SG&A costs was due to increases in insurance premiums, advisory costs and compensation expenses over the year.

The net loss for the year 2004 amounted to (euro) 21.3 million (US$ 29.1 million), compared to a net loss of (euro) 23.4 million (US$ 31.9 million) in 2003. Net loss per share in 2004 was (euro) 0.59 (US$ 0.80), compared to (euro)
0.65 (US$ 0.89) in 2003.

CASH FLOW AND CASH POSITION

Total cash used in 2004 amounted to (euro) 10.5 million (US$ 14.3 million), compared to (euro) 23.4 million (US$ 32.0 million) in 2003.

Cash used in operating activities in 2004 amounted to (euro) 5.4 million (US$
7.4 million), compared to (euro) 22.1 million (US$ 30.1 million) in 2003. This reduction was primarily a result of cash receipts on our increased revenues and receipt of trade accounts receivable, partly offset by a (euro) 3.2 million (US$
4.4 million) reduction in deferred revenue on December 31, 2004 versus the previous year.

Cash used in investing activities in 2004 amounted to (euro) 6.1 million (US$
8.3 million) compared to (euro) 2.0 million ($US 2.9 million) in 2003. Investments in plant and equipment amounted to (euro) 2.1 million (US$ 2.9 million); the remaining (euro) 4.0 million (US$ 5.5 million) represents the acquisition cost of ChromaGenics B.V.

Crucell generated (euro) 1.0 million (US$ 1.4 million) in 2004 from financing activities, compared to (euro) 0.7 million (US$ 0.9 million) in 2003.

Crucell's cash and cash equivalents amount to (euro) 76.7 million (US$ 104.7 million) as of December 31, 2004.

REVENUE AND RESULTS FOURTH QUARTER 2004

Crucell's revenue in the fourth quarter 2004 was (euro) 6.5 million (US$ 8.9 million), compared to revenue of (euro) 3.0 million (US$ 4.0 million) in the same quarter in 2003. Licensing revenues in the fourth quarter 2004 amounted to
(euro) 2.6 million (US$ 3.6 million), compared to (euro) 1.6 million (US$ 2.1 million) in the fourth quarter 2003. Revenues in the fourth quarter consisted of upfront payments from new contracts as well as annual and other payments on existing contracts. Existing licenses with Cell Genesys and NatImmune were not renewed.

Government grants and other revenues amounted to (euro) 1.9 million (US$ 2.6 million) in the fourth quarter 2004, compared to (euro) 1.3 million (US$ 1.8 million) in the same period in 2003.

Crucell has in the past experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

Research and development expenses increased in the fourth quarter 2004 to (euro)
7.7 million (US$ 10.5 million), compared to (euro) 5.5 million (US$ 7.5 million) in the fourth quarter of 2003. Selling, general and administrative expenses increased to (euro) 4.4 million (US$ 5.9 million) versus (euro) 2.7 million (US$
3.7 million) in the same period 2003.

The net loss for the fourth quarter 2004 was (euro) 6.8 million (US$ 9.3 million), compared to (euro) 6.4 million (US$ 8.7 million) for the fourth quarter 2003.

NB: Euros converted to US Dollars at December 31, 2004 exchange rate of 1.36440.

CONFERENCE CALL AND WEBCAST

Crucell will conduct a conference call today, January 24, 2005, starting at 14:45 pm Central European Time (8:45 am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following toll-free numbers within 10 minutes prior to commencement:

                       866-328-4274 FOR THE US;

                       0800-358-5261 FOR THE UK;

                       0800-265-8531 FOR THE NETHERLANDS.

The event will be relayed by live audio webcast which can be accessed via the home page of Crucell's corporate website, www.crucell.com. The webcast will be available for replay from 18:00 pm CET and will be archived for four weeks thereafter.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Leonard Kruimer

Chief Financial Officer
Tel. +31-(0)71-524 8722
l.kruimer@crucell.com

Elizabeth Goodwin
Director IR & Corp. Communications
Tel. +31-(0)71-524 8718
e.goodwin@crucell.com

For Crucell N.V. in the USA:
Thomas Redington
Tel. +1 212-926-1733

tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

   JANUARY 24, 2005                             /s/ ELIZABETH GOODWIN
------------------------               -----------------------------------------
        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications